August 29, 2007

Ms. Janice McGuirk
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:          Aspire Japan, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed August 3, 2007
File No. 333-143758

Dear Ms. McGuirk:

We represent Aspire Japan, Inc. (“Aspire Japan” or the “Company”). We are in receipt of your letter dated August 22, 2007 regarding the above referenced filing and the following are our responses to same:

General

1.
We note that the Company has “begun discussion” with companies to print and distribute catalogs to 2 million prospective customers but has not entered into any definitive agreements. Please revise to update the status of this, especially in light of the fact that the company plans to accomplish this in the short term.  If an agreement has now been executed, please identify the company, file the agreement as an exhibit, and outline all material provisions of that agreement.

ANSWER:   This section has been  amended  to provide that the Company is  currently in negotiation with Dai-Nippon Printing company that has given the Company the quote to print and distribute 2 million copies. However the Company has not entered into a definitive agreement. At this time the Company intends to distribute 2 million copies of its initial catalog during the first quarter of 2008.

2.
We note that you plan to deliver catalogs to “2 million targeted, prospective Japanese female customers” during the fourth quarter of 2007; however, the section preceding this one states that you plan to do so during the first quarter of 2008.  Please revise as appropriate to make the disclosure consistent.

ANSWER:   This section has been revised to provide that the targeted timeframe for distribution of the catalogs shall be the first quarter of 2008.

Provide Customer Service and Order Processing, page 14

3.
We note the new disclosure added, that the “average order size will be approximately $83 per customer order” and that this is based upon “our market research.” We further note the statement, “[W]e have no factual basis for our estimate…”  Please explain or delete.

ANSWER: This statement has been deleted from the section.

Revenue Streams, page 15

4.
We note that you will charge a placement fee of “an average rate of $25,000 per page, per issue”; however the disclosure at the top of page 17 states a cost of “$20,000 per page, per issue.” Please revise as applicable to insure the disclosure is consistent.

ANSWER:   The document has been  revised to consistently provide that the placement fee shall be $25,000 per page, per issue.

5.
You state, “[W]e will manage all the logistics of shipping from the USA to Japan and will responsible for all customs, tariffs, and other issues that may arise from shipping consumer goods from the USA to Japan.” Here or in another applicable section, please fully address this added expense, as it would appear that it will be a significant cost to the company.  We may have further comment.

ANSWER:  This section has been revised to provide that after receiving a product order the Company will pay for all the initial costs related to order fulfillment and logistics management and subsequently all shipping costs will then be charged to customer orders.  The Company has budgeted for the expense of personnel and facilities for order fulfillment and logistics management. Additionally the Company ise currently researching a suitable facility in both Portland and Chiba but have not entered into any lease agreements as of yet.  The Companyestimates the cost to staff and open each office to total approximately $500,000 over the next twelve months, with the amount of expenditure to set up the logistic center in Chiba, Japan to be approximately $300,000 and the expenditure to establish a logistic center in Portland, Oregon to be approximately $200,000.

Competition, page 15

6.	Please identify the reference to “RSS” in the second paragraph.

ANSWER:  This section has been revised to identify RSS as Rich Site Summary, a format for delivering regularly changing web content. Many news-related sites, weblogs and other online publishers syndicate their content as an RSS Feed to whomever wants it.

Management’s Discussion and Analysis

Plan of Operations
Marketing Material, page 16

7.
It is noted that you expect to have all of your marketing materials completed by September, 2007.  Being that this is now the third week in August, please provide an update to disclose whether this completion date is realistic and will be achieved.

ANSWER:   This section has been revised to state September 30, 2007 since the The Company continues to anticipate that all marketing materials will be completed by such date.

8.	Also, please expand this section to include counsel’s response #20 from its letter of August 3, 2007.

ANSWER:  This section has been revised to include response #20 from the letter of August 3, 2007.

Merchant Agreements, page 16

9.	Likewise, please update the current status of the research project mentioned here, as well as to indicate whether the mentioned completion date of September 2007 is realistic and will be achieved.

ANSWER:  This section has been revised to state September 30, 2007 since the The Company continues to anticipate that all marketing materials will be completed by such date.

Financial Statements
General

10.	Please provide a current accountant’s consent in any amendment and note the updating requirements of Item 310(g) of Regulation S-B.

ANSWER:  A current accountant’s consent has been included.

Form 10-QSB for the Quarter Ended April 30, 2007 filed August 7, 2007

Item 3.  Controls and procedures, page 13

11.
We note your revised disclosures in response to our prior comment 29.  Your response did not address our comment in its entirety, thus the comment will be partially reissued.  You continue to include a partial definition of disclosure controls and procedures.  Your disclosure should be revised to either remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.  For reference, see Rule 13a-15(e) or 15d-15(e) of the Exchange Act.  Please confirm that in future filings, you will revise your disclosures to address each of the mattes noted above.

ANSWER:   This section has been revised to remove the partial definition of disclosure controls and procedures.  In future filings, the Company will revise its disclosures to address each of the matters noted above.

Part II.

Item 26. Recent Sales of Unregistered Securities, page II-1

12.
We reissue our comment #31 from our letter dated July 26, 2007. We note that the offering in question took place in April 2007; therefore, please explain in this section why the public offering under the Form SB-2 (file no. 333-140468) filed in February 2007 and withdrawn in May, 2007 did not constitute general solicitation for the concurrent private offering.

ANSWER:  The Company intended to withdraw the SB-2 prior to undertaking the offering, however, it failed to do so and the previously filed Form SB-2 may be deemed to constitute general solicitation and it is possible that these investors in the April 2007 offering may have a right of rescission. Therefore, the following risk factor and disclosure in the management discussion and analysis has been added to the SB-2:

In April 2007, we completed an offering pursuant to Section 4(2) of the Securities Act of 1933. However, at the time we undertook such offering we had not withdrawn our Form SB-2 and therefore such registration statement may be to constitute general solicitation for the concurrent private offering.  Based upon same, it is possible that this exemption will not apply to this offering. If it is determined that the shares issued pursuant to this offering do not qualify for the exemption, we will be required to offer a rescission to these shareholders. In such a case we could have a potential liability of $435,000 based on the possible rescission of 435,000 shares at $1.00 per share.

Additionally, there is considerable legal uncertainty under both federal and state securities and related laws concerning the efficacy of rescission offers and general waivers and releases with respect to barring claims that would be based on securities and related law violations. In addition, any subscriber who accepts the rescission offer does not prevent such shareholder from taking further action against us. A rescission offer may not terminate any or all potential contingent liability that we may have in connection with that share issuance. In addition, there can be no assurance that we will be able to enforce the waivers received in connection with the rescission offer to bar any claims based on allegations of fraud or other federal or state securities law violations until the applicable statutes of limitations have run. Under federal securities laws, such waivers are unenforceable. The applicable statutes of limitations vary from state to state and under federal law, the longest of which would be for up to three years from the occurrence of the violation.

In addition, the various states in which the shareholders reside could bring administrative actions against us as a result of the rescission offer. The remedies vary from state to state but could include enjoining us from further violations of the subject state law, imposing civil penalties, seeking administrative assessments and costs for the investigations or bringing suit for damages on behalf of the shareholder.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/  Gregg E. Jaclin
GREGG E. JACLIN